Exhibit 19

PB BANKSHARES, INC.

POLICY REGARDING INSIDER TRADING

PB Bankshares, Inc. (the “Company”) is a public company, the common stock of which is listed on the Nasdaq Capital Market and registered under the Securities Exchange Act of 1934, as amended. As a public company, the Company files periodic reports and proxy statements with the Securities and Exchange Commission (the “SEC”). Investment by directors, officers and employees in the Company stock is generally desirable and encouraged. However, such investments should be made with caution and with recognition of the legal prohibitions against the use of confidential information by “insiders” for their own profit.

As a director, officer or employee of a public company, you have the responsibility not to participate in the market for the Company stock while in possession of material, non-public (inside) information about the Company. There are harsh civil and criminal penalties if you wrongly obtain or use such material, inside information when you are deciding whether to buy or sell securities, or if you give that information to another person who uses it in buying or selling securities. If you buy or sell securities while in possession of material, inside information, you will not only have to pay back any profit you made, but you could be found guilty of criminal charges, and face substantial fines or even prison. Additionally, the Company could be held liable for your violations of insider trading laws.

To avoid these harsh consequences, the Company has developed the following guidelines to briefly explain the insider trading laws and set forth procedures and limitations on trading by directors, officers and employees. However, these guidelines do not address all possible situations that you may face. If you are uncertain of your responsibilities under this policy, please contact the CFO, Lindsay Bixler.

Insider Trading Concepts

What is “Inside” Information?

Inside information includes any non-public information of which you become aware because of your “special relationship” with the Company as a director, officer or employee and which has not been disclosed to the public (i.e., is non-public). The information may be about the Company, Prosper Bank (the “Bank”) or any other subsidiaries or affiliates. It may also include information you learn about another company (for example, companies that are current or prospective customers or suppliers to the Company or those with which the Company may be in negotiations regarding a potential transaction).

What is Material Information?

Information is material if an investor would think that it is important in deciding whether to buy, sell or hold stock, or if it could affect the market price of the stock. Either good or bad information may be material. If you are unsure whether the information is material, assume it is material.

Examples of material information typically include, but are not limited to:

•Financial or accounting problems;

•Estimates of future earnings or losses;

•Significant non-recurring gains or losses;

•Events that could result in restating financial information;

•A proposed acquisition, sale or merger;

•Changes in key management personnel;

•Beginning or settling a major lawsuit;

•Changes in dividend policies;

•Declaring a stock split;

•A stock repurchase program; or

•A stock or bond offering.

What is Non-Public Information?

Non-public information is information that has not yet been made public by the Company. Information only becomes public when the Company makes an official announcement (in a publicly accessible conference call, a press release or in SEC filings, for example) and the investing public has had an opportunity to see or hear it.

Trading Guidelines

A.	Rules Applicable to All Directors, Officers and Employees.

No director, officer or employee may trade or gift any security, whether issued by the Company or by any other company, while in possession of “material inside information” about the issuer. Further, no director, officer or employee may disclose “material inside information” to any other person (including immediate family members, friends or stockbrokers) so that such other person may trade in the stock. It is usually safe to buy or sell stock after the information is officially announced, as long as you do not know of other material information that has not yet been announced. After the information is announced, you should generally wait one full trading day before buying or selling securities to allow the market to absorb the information subject to certain specific exceptions noted below.

This means the following with respect to certain Bank or Company employee benefit plans:

●	401(k) Plan. If applicable, an officer or employee having material inside information regarding the Company may not (i) initiate a transfer of funds into or out of any 401(k) plan, or (ii) increase an existing election if applicable to invest funds in Company stock in the 401(k) plan. However, ongoing purchases of the Company’s stock through the plan pursuant to a prior election are not prohibited.

●	Other Company Stock Purchase Plans. A director, officer or employee having material inside information regarding the Company may not sign up for, or increase participation in, any employee stock purchase plan or dividend reinvestment plan. However, ongoing purchases through those plans pursuant to a prior election are not prohibited.

●	Stock Options. The Company should not generally make option awards to Named Executive Officers (as defined in SEC Regulation S-K) in the four business days before the filing of a periodic report on Forms 10-Q and 10-K as applicable or the filing or furnishing of a Current Report on Form 8-K that discloses material non-public information (including earnings information but excluding a Form 8-K that discloses only the grant of a material new option award) and ending one business day after such triggering event. A director, officer or employee may exercise a stock option at any time, but any stock acquired upon such exercise may not be sold (whether by means of a cashless exercise or otherwise) if the employee has material inside information regarding the Company. At any time, however, an employee may deliver Company stock already owned to pay the option exercise price and taxes.

B.	Additional Rules.
1.

Options and Other Stock Plans. The sale of stock acquired upon an exercise of stock options and the transfer of funds into and out of the Company’s stock plans are subject to special rules. The Filing Coordinator should be contacted before any such transaction is conducted.

2.Pension Fund Blackouts. The Sarbanes-Oxley Act of 2002 also requires the Company to prohibit all purchases, sales or transfers of the Company’s securities by directors and executive officers during a pension fund blackout period. A pension fund blackout period exists whenever 50% or more of the plan participants are unable to conduct transactions in their accounts for more than three consecutive days. These blackout periods typically occur when there is a change in the retirement plan’s trustee, record keeper or investment manager. Directors and executive officers will be contacted when these or other restricted trading periods are instituted.

3.Rule 10b5-1 Plans. The Company, directors and executive officers may only enter into a trading plan when they are not in possession of material inside information. In addition, the Company, directors and executive officers should not enter into a trading plan during a quarterly blackout period or during a pension blackout period. Once a trading plan is pre-cleared, trades made pursuant to the plan will not require additional pre-clearance, but only if the plan specifies the dates, prices and amounts of the contemplated trades or establishes a formula for determining dates, prices and amounts. Additionally, transactions under a 10b5-1trading plan (other than for the Company) may only begin after a “cooling-off” period. For directors and executive officers, this cooling-off period is the later of (i) 90 days after the adoption or modification of the 10b5-1trading plan or (ii) two business days following the filing of a Form 10-Q or Form 10-K, as applicable, for the Company’s financial results for the fiscal quarter in which the 10b5-1trading plan was adopted or modified (but in no case can disclosure exceed 120 days following plan adoption or modification). For persons who are not directors or executive officers, this cooling-off period is 30 days after adoption or modification of the10b5-1 trading plan. The actual establishment of a trading plan must be reported to the Filing Coordinator so that the required public disclosure (including a description of the material terms of such trading plan) can be made in the Company’s SEC filings. Transactions made under a trading plan should be promptly reported to the Filing Coordinator who will prepare the necessary Form 4.

C.Additional Rules Applicable to Proposed Mergers/Acquisitions.

Whenever the Company is actively considering a particular company for merger, acquisition or for another significant business relationship (such as a joint venture) or whenever the Company is engaged in active discussion regarding the sale of control of the Company, all of the Company’s personnel involved in, or aware of, due diligence or other planning for or attention to the acquisition or business relationship should not trade in any of the Company’s securities and any securities of the other company without first contacting the Filing Coordinator, who may consult with outside counsel.

Note:This policy applies to personal securities transactions by the directors and officers and by the employees involved in, or aware of, due diligence or other planning for or attention to the acquisition or business relationship and also applies to:

(a)Transactions for accounts in which the director, officer or employee has an interest or an ability to influence transactions; and

(b)Transactions by the director’s, officer’s or employee’s spouse or any other member of their household unless (i) the household member’s investment decisions are made independently of the director, officer or employee and (ii) the household member has not received inside information about the issuer of the security.

Confidentiality

Serious problems could develop for the Company by unauthorized disclosure of inside information about the Company, whether or not for the purpose of facilitating improper trading of the Company’s stock.

A.Confidentiality of Non-Public Information.

Directors, officers and employees should not discuss internal matters or developments with anyone outside of the Company (including family members, securities analysts, individual investors, members of the investment community and news media), except as required in the performance of regular corporate duties. In addition, directors, officers and employees of the Company with knowledge of material, non-public information should only disclose such information to other Company personnel on a “need-to-know” basis so that the group of individuals with knowledge of material, non-public information is kept as small as possible.

All inquiries about the Company made by the financial press, investment analysts or others in the financial community, or by stockholders must be handled in accordance with the Company’s Policy on Fair Disclosure to Investors. If you have any doubt as to your responsibilities under this policy, you should seek clarification from the Disclosure Policy Compliance Officer before acting.

B.Prohibition Against Internet Disclosure

It is inappropriate for any unauthorized person to disclose Company information or to discuss the Company on the Internet, including in any forum or chat room where companies and their prospects are discussed. The posts in these forums are, in some cases, made by investors who are poorly informed, who have malicious intent or who intend to benefit their own stock positions. To avoid the disclosure of material, inside information, no director, officer or employee may discuss the Company or Company-related information in an Internet forum or chat room, regardless of the situation.

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If you have any questions regarding this policy, please contact the President and Chief Executive Officer of the Company.